

Mail Stop 7010

June 27, 2006

via U.S. mail and Facsimile

Ronald H. Miller
President & Chief Executive Officer
Aventine Renewable Energy Holdings, Inc.
1300 South 2nd Street
Pekin, IL 61555

> **Re:** **Aventine Renewable Energy Holdings, Inc.**
> **Form S-1/A filed June 26, 2006**
> **File No. 333-132860**

Dear Mr. Miller:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<p align="center">Form S-1/A filed June 26, 2006</p>

General

1. Please revise and refile your Tandy representations so that the third bullet point contains the exact language from our prior comment letter dated May 25, 2006.

Principal and Selling Stockholders, page 80

2. Please revise to disclose the natural person who has voting and investment control of the securities for all non-public entities.

Exhibit 1.1

3. We note the paragraph that follows section 7(c) of the underwriting agreement regarding the underwriters' conditions to purchase the shares on the basis of "any changes, decreases or increases" set forth in the letters referred to in sections 7(a), (b) and (c). Please supplementally explain how this condition is consistent with a firm commitment offering. For guidance, please refer to the First Boston Corporation no-action letter, dated September 3, 1985.

Exhibit 5.1

4. Please revise your opinion to state that the Primary Shares are duly authorized.

5. Please file a currently dated and signed opinion with your next amendment.

6. Please confirm in writing that you concur with our understanding that the reference and limitation to "General Corporation Law of the State of Delaware" includes the statutory provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct questions on disclosure issues to Tamara Brightwell, Staff Attorney, at (202) 551-3751 or, in her absence, to Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708, or the undersigned at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director

cc: Richard D. Truesdell, Jr., Esq.
        Davis Polk & Wardwell
        450 Lexington Avenue
        New York, NY 10017